UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Legacy Reserves Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

524706108

(CUSIP Number)

BAINES CREEK CAPITAL, LLC

11940 Jollyville Road

Suite 210-S

Austin, Texas 78759

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 1, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Baines Creek Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		14,783,250
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

14,783,250
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,783,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.9%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Baines Creek Special Purpose Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		9,919,802
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

9,919,802
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,919,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Baines Creek GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		14,783,250
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

14,783,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,783,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.9%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Baines Creek SP GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,919,802
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,919,802
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,919,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Baines Creek Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		24,703,052
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

24,703,052
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,703,052
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.5%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Kevin Tracy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,510
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		24,703,052
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,510
	10	SHARED DISPOSITIVE POWER

24,703,052
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,710,562
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.5%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Jeremy Carter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		9,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		138,317
PERSON WITH	9	SOLE DISPOSITIVE POWER

9,000
	10	SHARED DISPOSITIVE POWER

138,317
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

147,317
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

James Schumacher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		11,200
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

11,200
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Brian Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		179,872
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		26,403,289
PERSON WITH	9	SOLE DISPOSITIVE POWER

179,872
	10	SHARED DISPOSITIVE POWER

26,403,289
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,583,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.2%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

William L. Thacker, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Stacy Hock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		285,591
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

285,591
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

285,591
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP NO. 524706108

The following constitutes Amendment No. 3 to the Schedule 13D (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Baines Creek Partners, L.P., a Delaware limited partnership (“BCP”), with respect to the Shares directly and beneficially owned by it;
(ii)	Baines Creek Special Purpose Partners, L.P., a Delaware limited partnership (“BCSPP”), with respect to the Shares directly and beneficially owned by it;
(iii)	Baines Creek GP, L.P., a Texas limited partnership (“BCP GP”), as the general partner of BCP;
(iv)	Baines Creek SP GP, L.P., a Delaware limited partnership (“BCSPP GP”), as the general partner of BCSPP;
(v)	Baines Creek Capital, LLC, a Texas limited liability company (“BCC”), as the investment manager of each BCP, BCSPP, BCP GP and BCSPP GP, and the general partner of each of BCP GP and BCSPP GP;
(vi)	Jeremy Carter, with respect to the Shares directly and beneficially owned by him;
(vii)	James Schumacher, with respect to the Shares directly and beneficially owned by him;
(viii)	Kevin Tracy, with respect to the Shares directly and beneficially owned by him and as a Managing Partner of each of BCP GP, BCSPP GP and BCC;
(ix)	Brian Williams, with respect to the Shares directly and beneficially owned by him, as a Managing Partner of each of BCP GP, BCSPP GP and BCC and as a nominee for the Board of Directors of the Issuer (the “Board”);
(x)	Stacy Hock, with respect to the Shares directly and beneficially owned by her and as a nominee for the Board; and
(xi)	William L. Thacker, III, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of BCP, BCSPP, BCP GP, BCSPP GP, BCC, Messrs. Carter, Schumacher, Tracy and Williams is 11940 Jollyville Road, Suite 210-S, Austin, Texas 78759. Ms. Hock’s principal business address is 3331 Westlake Drive, Austin, Texas 78746. Mr. Thacker’s principal business address is 7506 Awty School Lane, Houston, Texas 77055.

13

CUSIP NO. 524706108

(c)       The principal business of each of BCP and BCSPP is investing in securities and engaging in all related activities and transactions. The principal business of BCP GP is serving as the general partner of BCP. The principal business of BCSPP GP is serving as the general partner of BCSPP. The principal business of BCC is serving as the general partner of each of BCP GP and BCSPP GP, and as the investment manager to each of BCP GP, BCSPP GP, BCP and BCSPP. The principal occupation of Messrs. Tracy and Williams are being Managing Partners of BCP GP, BCSPP GP, and BCC. The principal occupation of Messrs. Carter and Schumacher is as employees of BCC, and Mr. Carter is a limited partner of BCSPP GP, and Mr. Schumacher is a limited partner in both BCP GP and BCSPP GP. The principal occupation of Ms. Hock is serving as President of Texans First. Mr. Thacker is retired.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Carter, Schumacher, Tracy, Williams and Thacker and Ms. Hock are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by BCP and BCSPP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate cost of the 14,783,250 Shares directly owned by BCP is approximately $45,220,616, including brokerage commissions. The aggregate cost of the 9,919,802 Shares directly owned by BCSPP is approximately $30,321,053, including brokerage commissions.

The Shares purchased by each of Messrs. Tracy, Carter, Schumacher and Williams and Ms. Hock were purchased with personal funds. The aggregate purchase price of the 7,510 Shares directly owned by Mr. Tracy is approximately $13,923, including brokerage commissions. The aggregate purchase price of the 147,317 Shares beneficially owned by Mr. Carter is approximately $262,001, including brokerage commissions. The aggregate purchase price of the 11,200 Shares directly owned by Mr. Schumacher is approximately $19,932, including brokerage commissions. The aggregate purchase price of the 1,880,109 Shares beneficially owned by Mr. Williams is approximately $2,471,452, including brokerage commissions. The aggregate purchase price of the 285,591 Shares beneficially owned by Ms. Hock is approximately $470,994, including brokerage commissions.

14

CUSIP NO. 524706108

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 1, 2019, BCP delivered a letter to the Issuer nominating a slate of three highly-qualified director candidates, Stacy Hock, William L. Thacker, III and Brian Williams (collectively, the “Nominees”), for election to the Board at the Issuer’s 2019 annual meeting of shareholders. The Reporting Persons believe that the Nominees have the qualifications, experience and skill sets necessary to serve as directors of the Issuer. The Reporting Persons hope to continue to engage in discussions with the Issuer regarding board structure and composition, the Issuer’s financial position and means to enhance shareholder value.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 114,810,671 Shares outstanding, as of March 20, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 22, 2019.

A.	BCP
(a)	As of the close of business on April 3, 2019, BCP beneficially owned 14,783,250 Shares.

Percentage: Approximately 12.9%

(b)	1. Sole power to vote or direct vote: 14,783,250

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 14,783,250

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by BCP since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and incorporated herein by reference.
B.	BCSPP
(a)	As of the close of business on April 3, 2019, BCSPP beneficially owned 9,919,802 Shares.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 9,919,802

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 9,919,802

4. Shared power to dispose or direct the disposition: 0

(c)	BCSPP has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
C.	BCP GP
(a)	BCP GP, as the general partner of BCP, may be deemed the beneficial owner of the 14,783,250 Shares owned by BCP.

15

CUSIP NO. 524706108

Percentage: Approximately 12.9%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 14,783,250

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 14,783,250

(c)	BCP GP has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of BCP since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	BCSPP GP
(a)	BCSPP GP, as the general partner of BCSPP, may be deemed the beneficial owner of the 9,919,802 Shares owned by BCSPP.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 9,919,802

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 9,919,802

(c)	BCSPP GP has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
E.	BCC
(a)	As the investment manager of each of BCP, BCSPP, BCP GP and BCSPP GP, and the general partner of each of BCP GP and BCSPP GP, BCC may be deemed the beneficial owner of the (i) 14,783,250 Shares owned by BCP and (ii) 9,919,802 Shares owned by BCSPP.

Percentage: Approximately 21.5%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 24,703,052

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 24,703,052

(c)	BCC has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of BCP since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	Mr. Tracy
(a)	As of the close of business on April 3, 2019, Mr. Tracy directly owned 7,510 Shares. As a Managing Partner of each of BCP GP, BCSPP GP and BCC, Mr. Tracy may be deemed the beneficial owner of the (i) 14,783,250 Shares owned by BCP and (ii) 9,919,802 Shares owned by BCSPP.

16

CUSIP NO. 524706108

Percentage: Approximately 21.5%

(b)	1. Sole power to vote or direct vote: 7,510

2. Shared power to vote or direct vote: 24,703,052

3. Sole power to dispose or direct the disposition: 7,510

4. Shared power to dispose or direct the disposition: 24,703,052

(c)	The transaction in the Shares by Mr. Tracy since the filing of Amendment No. 2 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference. The transactions in the Shares on behalf of BCP since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.        Mr. Carter

(a)	As of the close of business on April 3, 2019, Mr. Carter beneficially owned 147,317 Shares, including 138,317 Shares jointly owned with his spouse.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 9,000

2. Shared power to vote or direct vote: 138,317

3. Sole power to dispose or direct the disposition: 9,000

4. Shared power to dispose or direct the disposition: 138,317

(c)	Mr. Carter has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

H.        Mr. Schumacher

(a)	As of the close of business on April 3, 2019, Mr. Schumacher directly owned 11,200 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 11,200

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 11,200

4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Mr. Schumacher since the filing of Amendment No. 2 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.

I.       Mr. Williams

(a)	As of the close of business on April 3, 2019, Mr. Williams beneficially owned 1,880,109 Shares, including 1,700,237 Shares jointly owned with his spouse. As a Managing Partner of each of BCP GP, BCSPP GP and BCC, Mr. Williams may be deemed the beneficial owner of the (i) 14,783,250 Shares owned by BCP and (ii) 9,919,802 Shares owned by BCSPP.

Percentage: Approximately 23.2%

17

CUSIP NO. 524706108

(b)	1. Sole power to vote or direct vote: 179,872

2. Shared power to vote or direct vote: 26,403,289

3. Sole power to dispose or direct the disposition: 179,872

4. Shared power to dispose or direct the disposition: 26,403,289

(c)	The transactions in the Shares by Mr. Williams since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and incorporated herein by reference. The transactions in the Shares on behalf of BCP since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

J.       Ms. Hock

(a)	As of the close of business on April 3, 2019, Ms. Hock beneficially owned 285,591 Shares, including (i) 160,001 Shares held by trusts for the benefit of her children of which Ms. Hock and her spouse are trustees and (ii) 125,590 Shares jointly owned with her spouse.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 285,591

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 285,591

(c)	Ms. Hock has not entered into any transactions in the Shares during the past sixty days.

L.       Mr. Thacker

(a)	As of the close of business on April 3, 2019, Mr. Thacker did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Thacker has not entered into any transactions in the Shares during the past sixty days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

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CUSIP NO. 524706108

On April 1, 2019 the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”), and (c) BCP agreed pay directly all pre-approved expenses in connection with the Solicitation. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing and Solicitation Agreement by and among, Baines Creek Partners, L.P., Baines Creek Special Purpose Partners, L.P., Baines Creek GP, L.P., Baines Creek SP GP, L.P., Baines Creek Capital, LLC, Jeremy Carter, James Schumacher, Kevin Tracy, Brian Williams, Stacy Hock and William L. Thacker, III, dated April 1, 2019.
99.2	Powers of Attorney.

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CUSIP NO. 524706108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2019

Baines Creek Partners, L.P.

By:	Baines Creek GP, L.P. its General Partner

By:	/s/ Brian Williams
	Name:	Brian Williams
	Title:	Managing Partner

Baines Creek GP, L.P.

By:	/s/ Brian Williams
	Name:	Brian Williams
	Title:	Managing Partner

Baines Creek Special Purpose Partners, L.P.

By:	Baines Creek SP GP, L.P. its General Partner

By:	/s/ Brian Williams
	Name:	Brian Williams
	Title:	Managing Partner

Baines Creek SP GP, L.P.

By:	/s/ Brian Williams
	Name:	Brian Williams
	Title:	Managing Partner

Baines Creek Capital, LLC

By:	/s/ Brian Williams
	Name:	Brian Williams
	Title:	Managing Partner

/s/ Brian Williams
Brian Williams Individually and as attorney-in-fact for Stacy Hock and William L. Thacker, III

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CUSIP NO. 524706108

/s/ Kevin Tracy
Kevin Tracy

/s/ Jeremy Carter
Jeremy Carter

/s/ James Schumacher
James Schumacher

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SCHEDULE A

Transactions in the Shares since the Filing of Amendment No. 2 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)*	Date of Purchase/Sale

Baines creek partners, l.p.

10,000	1.3000	03/12/2019
100,000	0.5020	03/18/2019
100,000	0.5370	03/19/2019
100,000	0.5070	03/20/2019
75,000	0.4950	03/26/2019
75,000	0.4930	03/27/2019

Brian williams

25,000	1.3900	02/11/2019
25,000	1.5000	02/12/2019
50,000	1.4400	02/13/2019
25,000	1.3500	02/15/2019
50,000	1.3600	02/19/2019
75,000	1.3600	02/20/2019
25,000	1.3300	02/22/2019
50,000	1.2500	02/25/2019
25,000	1.1900	02/26/2019
50,000	1.1550	02/28/2019
50,000	1.1600	03/01/2019
25,000	1.1900	03/04/2019
35,731	1.2741	03/04/2019
39,269	1.2581	03/06/2019
11,083	1.2700	03/07/2019
38,911	1.2000	03/08/2019
21,143	1.3300	03/11/2019
50,000	1.3000	03/12/2019
100,000	0.5000	03/18/2019
100,000	0.5400	03/19/2019
100,000	0.5050	03/20/2019
50,000	0.5050	03/26/2019
50,000	0.5000	03/27/2019

* The price reported is an average price. These shares were purchased in multiple transactions at prices ranging from $0.4700 to $1.5000 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth herein.

CUSIP NO. 524706108

JAMES SCHUMACHER

2,514	0.5000	03/25/2019

Kevin TRacy

1,000	0.5450	03/20/2019